EXHIBIT VII

The bank promoting European objectives	Annual News Conference 2009 Press release Brussels, 9 March 2009

EIB boosted loans for small business by 42 percent in 2008

The European Investment Bank increased its lending for small and medium-sized enterprises (SMEs) by more than 42 percent in 2008, underscoring its commitment to provide rapid additional support for the European economy in the current crisis.

Total EIB lending rose by 21 percent last year to EUR 57bn, compared to EUR 48bn in 2007. Loan signatures rose sharply towards the end of the year, reflecting the EIB’s swift response to help underpin economic recovery at the request of the European Union’s Member States. This translated quickly into an increase in disbursements, which rose 12 percent to EUR 48.6bn.

From October 2008 to end-February 2009, signatures across the 27 EU Member States amounted to EUR 31.3bn – 38 percent more than in the same period of 2007-2008.

The EIB committed itself last September to boosting SME finance to help smaller businesses weather the financial and economic storm. As a result, the Bank signed loans for SMEs worth EUR 8.1bn last year – more than half of this in the fourth quarter alone – against EUR 5.7bn in 2007, while also making the lending process simpler, more flexible and more transparent.

At the same time, the European Investment Fund, the EIB Group’s specialised financing arm for small businesses, provided commercial banks with EUR 2bn in loan guarantees for SME lending and invested more than EUR 400m in venture capital funds.

The speed of implementation bodes well for the broader measures announced by the EIB Group last December under the European Economic Recovery Package. This package is targeted at three key areas: SMEs; climate change (including research, development and production of “clean” cars); and investment in the less well off ‘convergence’ regions of the EU.

“The fact that the EIB is responding quickly to the crisis without sacrificing financial prudence shows that we have not over-promised and are performing well in the current challenging climate,” EIB President Philippe Maystadt said.

“Although we cannot work miracles on our own, the EIB stands at the service of Europe, and will continue to play a strong and active role in spurring economic recovery.”

Projects to protect the environment and support sustainable communities received loans of some EUR 19bn last year, underlining the EIB’s major commitment to these areas. Loans for sustainable, competitive and secure energy in the EU and Accession Countries reached nearly EUR 8.9bn, of which one quarter was for renewable energy.

Lending under the EIB’s Knowledge Economy umbrella, which includes funding for research, development and innovation, increased to EUR 12.4bn. Loans for trans-European transport and energy networks rose by one third to EUR 12.6bn, of which nearly EUR 10bn was for more efficient transport links.

One third of the total lending for projects in the European Union went to convergence regions.

As usual, EU countries accounted for the lion’s share of EIB lending in 2008, with more than 86 percent of the total volume. The EIB also continued to fulfill its external mandates for lending outside the EU – notably in the Enlargement Countries, the Mediterranean and the Eastern Neighbours, but also in the African, Caribbean and Pacific nations, Asia and Latin America.

In all its lending, the EIB has been streamlining its procedures to speed delivery while ensuring that the financial, technical and environmental quality of the projects is not compromised.

Financial strength

To accommodate this higher lending, the EIB significantly increased the volume of its bond issues last year to EUR 59bn from EUR 55bn in 2007. Issuance was generally on very favourable terms, benefiting from the EIB’s AAA credit rating, although costs increased towards the end of the year as market conditions tightened.

Borrowing in the first two months of 2009 has already reached EUR 24.1bn – more than one third of the Bank’s funding programme for 2009.

Thanks to the EIB’s efficiency and prudent financial management, its unaudited and therefore provisional surplus, or net profit, increased marginally to EUR 1.65bn in 2008 from EUR 1.63bn in 2007.

This solid surplus is in line with a slow but steady rise over recent years and allows the EIB to build for future growth. The EUR 67bn capital increase planned for this April and currently undergoing formal approval by the Board of Governors will be conducted without raising additional resources from the Member States, using the Bank’s own accumulated reserves.

The EIB’s capital adequacy ratio stands at 35.5 percent, illustrating the Bank’s financial strength at a time when it is being asked to increase substantially its financing of projects. The EIB’s risk management department is keeping both the borrowing and lending portfolios under careful scrutiny.

For further information, please contact: Capital Markets Department, European Investment Bank, 100 boulevard Konrad Adenauer, L-2950 Luxembourg, Grand Duchy of Luxembourg, telephone: (352) 43791.